EXHIBIT 99.1

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at the Art Gallery of Alberta, 2 Sir Winston Churchill Square, Edmonton, Alberta, on Thursday, May 10, 2012, at 10:30 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2011, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and authorize the directors to fix the auditor’s remuneration

4.	To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Executive Compensation Overview section of the accompanying management information circular

5.	Transact any other business properly brought before the meeting

The accompanying management information circular contains more information regarding these matters. Stantec’s 2011 audited financial statements are included in the 2011 Financial Review, which is available, free of charge, to shareholders upon request.

The board of directors has fixed the close of business on March 13, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 13, 2012

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 13, 2012